EXHIBIT n.3

April 14, 2010

Gabriela Martes

Global Venture Capital Services

VentureSource / FIS / Dow Jones & Co.

201 California Street, 10th Floor

San Francisco, CA 93111

Dear Gabriela,

Hercules would like the consent of VentureSource/Dow Jones to use the following paragraphs in our upcoming Filing. If acceptable, please sign and fax to me at 866.811.3908.

Thank You,

Sally Borg

Unfulfilled Demand for Structured Debt Financing to Technology-Related Companies. Private debt capital in the form of structured debt financing from specialty finance companies continues to be an important source of funding for technology-related companies. We believe that the level of demand for structured debt financing is a function of the level of annual venture equity investment activity. In 2009, venture capital-backed companies received, in approximately 2,400 transactions, equity financing in an aggregate amount of approximately $20.5 billion, representing a 32% decrease from the preceding year, as reported by Dow Jones VentureSource. In addition, overall, the median round size in 2009 was $5.0 million, down from $7.0 million in 2008. These decreases were primarily a result of contraction of the capital markets experienced during the past year. Overall, seed- and first-round deals made up 18% of the deal flow in 2009, and later-stage deals made up roughly 56% of all capital invested.

      /s/    Gabriela Martes

Gabriela Martes, Global Venture Capital Service

                    4/15/10                      Date

400 HAMILTON AVENUE

SUITE 310

PALO ALTO, CA 94301

TEL:    650.289.3060

FAX:    650.473.9194

WWW.HTGC.COM